EXHIBIT 99.1

HEXO Corp.’s Shareholders Approve Note Transaction with Tilray Brands

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 2, 2022 to its short form base shelf prospectus dated May 7, 2021 and amended and restated on May 25, 2021.

GATINEAU, Québec, July 05, 2022 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NASDAQ: HEXO) is pleased to announce that at its reconvened special meeting of shareholders held today (the "Meeting"), holders ("Shareholders") of common shares of HEXO ("Common Shares") approved the previously announced transaction (the “Note Transaction”) with Tilray Brands, Inc. (“Tilray Brands”) (Nasdaq | TSX: TLRY) and HT Investments MA LLC (“HTI”). The Meeting was originally held on June 14, 2022 and was adjourned prior to Shareholders voting on the Note Transaction in order to provide Shareholders with additional time to consider the previously announced amendments to the Note Transaction.

At the Meeting, Shareholders voted in favour of the ordinary resolution (the “Note Amendment Resolution”) to approve certain aspects of the Note Transaction, which provides for the amendment to the terms of the outstanding senior secured convertible note (the “Note”) originally issued by HEXO to HTI and the execution of an amended and restated Note (the “Amended Note”) with HTI that will be immediately thereafter assigned to Tilray Brands pursuant to the terms of an assignment and assumption agreement. The Note Amendment Resolution was approved by 87.246% of the votes cast by Shareholders at the Meeting. A total of 80,423,499 Common Shares (approximately 17.55% of the issued and outstanding Common Shares) were represented at the Meeting.

Shareholder approval is a condition to closing the Note Transaction. The Company previously obtained, on May 13, 2022, conditional approval from the Toronto Stock Exchange for the Note Transaction and clearance from the Competition Bureau on July 4, 2022. Closing of the Note Transaction remains subject to the fulfilment of certain other conditions and is expected to occur in the third quarter of 2022.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“Forward-Looking Statements”), including with respect to: the timing to receive required regulatory approvals in connection with the Note Transaction; the conditions of the Note Transaction described herein; and the anticipated timing of the closing of the Note Transaction. Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

This press release should be read in conjunction with the management's discussion and analysis and unaudited condensed consolidated interim financial statements and notes thereto as at and for the three months and nine months ended April 30, 2022. Additional information about HEXO is available on the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Company's Annual Information Form for the year ended July 31, 2021 dated October 29, 2021.

Neither the TSX nor NASDAQ accepts responsibility for the adequacy or accuracy of this release.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Original Stash, 48North, Trail Mix, Bake Sale and Latitude brands, and the medical market in Canada and Israel. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

For further information, please contact:

Investor Relations:

invest@hexo.com
www.hexocorp.com

For media inquiries please contact:

Christy Theriault, Kaiser & Partners Communications
christy.theriault@kaiserpartners.com
416.993.9047